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WRITER’S DIRECT LINE
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June 29, 2007

Pamela Long, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:                               Liquidmetal Technologies, Inc.
Registration Statement on Form S-1
Filed April 30, 2007
File Number 333-142442

Dear Ms. Long:

On behalf of Liquidmetal Technologies, Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (“Amendment No. 1”) to the Form S-1 Registration Statement that was filed by the Company on April 30, 2007 (the “Registration Statement”).  Enclosed supplementally with the hard copy of this letter are three clean copies of Amendment No. 1, as well as three blacklined copies of Amendment No. 1 showing the changes that were made to the originally filed Registration Statement.

The following are the Company’s responses to the Staff’s comments to the originally filed Registration Statement, as set forth in the Staff’s letter of May 30, 2007.  For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

General

1.                                      We note that Liquidmetal Technologies, Inc. or Liquidmetal is registering for resale 23,653,994 shares of common stock into which the notes are convertible and for which the warrants are exercisable.  Given the size of the offering of these shares by the selling stockholders relative to the number of outstanding shares held by non-affiliates, the transaction appears to be a primary offering.  Since Liquidmetal is ineligible to conduct a primary offering on Form S-3, Liquidmetal would be ineligible to conduct an at the market primary offering under Rule 415(a)(4) of Regulation C under the Securities Act for these shares.  Liquidmetal must:

•                                          File a registration statement for the “resale” offering at the time of each conversion and warrant exercise because Liquidmetal is ineligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x).

•                                          Identify the selling stockholders as underwriters in the registration statement.

•                                          Include the price at which the underwriters will sell the securities.

Alternatively, if you wish to continue with the registration of these shares at this time, please identify the selling stockholders as underwriters and include a fixed price at which the selling stockholders will sell the securities.

RESPONSE:  In response to this comment, the Company has reduced the number of shares being registered in Amendment No. 1 to 12,032,140 shares, which number is equal to 33% of the number of outstanding shares held by non-affiliates of the Company as of the date of the filing of the Registration Statement.  In view of this reduction, the Company believes that the offering covered by the Registration Statement is appropriately considered a secondary offering by the selling stockholders rather than a primary offering by the Company.

Risk Factors, page 6

2.                                      We note the disclosure on page 13 and elsewhere that one of the investors in the January 2007 private placement has demanded the redemption of its note issued in the private placement and that Liquidmetal is working to resolve this matter.  As appropriate, continue to update disclosure on the matter.

RESPONSE:  The Company acknowledges the Staff’s comment and has updated the relevant sections of Amendment No. 1 to disclose the current status of the investor’s legal action.  See pages 13 and 66 of Amendment No. 1.

Selling Stockholders, page 19

3.                                      Provide us, with a view toward disclosure in the prospectus, the total dollar value of the shares of common stock underlying the convertible notes that Liquidmetal has registered for resale, using the number of underlying securities that Liquidmetal has registered for resale and the market price per share for those securities on the date of sale of the convertible notes.

RESPONSE:  Please be advised that, in response to Comments #3 through #11, the Company has added an entirely new section to Amendment No. 1 entitled “DESCRIPTION OF PRIVATE PLACEMENT AND CONVERTIBLE NOTES,” which begins on page 19 of Amendment No. 1.  With respect to Comment #3 in particular, the Company has added the requested disclosure to Amendment No. 1 under the subheading “Dollar Value of Underlying Securities and Potential Profits on Conversion,” which can be found on page 21 of Amendment No. 1.

4.                                      Provide us, with a view toward disclosure in the prospectus, tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with the transaction that Liquidmetal has made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction, including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments.  Provide footnote disclosure of the terms of each such payment.  Do not include any repayment of principal on the convertible notes in this disclosure.

Further, provide us, with a view toward disclosure in the prospectus, disclosure of the net proceeds to Liquidmetal from the sale of the convertible notes and the total possible payments to all selling securityholders and any of their affiliates in the first year after the sale of the convertible notes.

RESPONSE:  The Company has added the requested disclosure regarding payments to selling stockholders in Amendment No. 1 under the subheading “Payments to Selling Stockholders and Affiliates,” which can be found on page 22 of Amendment No. 1.  Disclosure of the net proceeds to the Company from the sale of the convertible notes has been added under the subheading “Net Proceeds from Private Placement of January 2010 Notes” on page 23 of Amendment No. 1.  Information regarding total possible payments in the first year following the sale of the convertible notes appears in the last column of the table under the subheading “Payments to Selling Stockholders and Affiliates,” which can be found on page 22 of Amendment No. 1.

5.                                      Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

•                                          The total possible profit the selling stockholders could realize as a result of the conversion discount for the common stock underlying the convertible notes, presented in a table with the information below disclosed separately.

•                                          The market price per share of the common stock underlying the convertible notes on the date of sale of the convertible notes.

•                                          The conversion price per share of the common stock on the date of the sale of the convertible notes, calculated as immediately follows.

•                                          If the conversion price per share is set at a fixed price, use the price per share established in the convertible notes.

•                                          If the conversion price per share is not set at a fixed price and is set instead at a floating rate in relationship to the market price of the common stock, use the conversion discount rate and the market price per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date.

•                                          The total possible shares underlying the convertible notes, assuming no interest payments and complete conversion throughout the term of the notes.

•                                          The combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of sale of the convertible notes and the total number of shares underlying the convertible notes.

•                                          The total possible common stock shares the selling stockholders may receive and the combined conversion price of the total number of common stock shares underlying the convertible notes, calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholders may receive.

•                                          The total possible discount to the market price as of the date of sale of the convertible notes, calculated by subtracting the total conversion price on the date of sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price and then the conversion price per share drops to a lower price, provide additional disclosure.

RESPONSE:  The Company has added the requested information to Amendment No. 1 under the subheading “Dollar Value of Underlying Securities and Potential Profits on Conversion,” which can be found on page 21 of Amendment No. 1.  Further information regarding the total possible profit to the selling stockholders can be found on page 24 of Amendment No. 1 under the subheading “Comparison of Issuer Proceeds to Potential Investor Profit.”

6.                                      Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

•                                          The total possible profit to be realized as a result of any conversion discounts for securities underlying any warrants, options, notes, or other securities of Liquidmetal that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the information below disclosed separately.

•                                          Market price per share of the underlying securities on the date of sale of that other security.

•                                          The conversion/exercise price per share as of the date of the sale of that other security, calculated as follows.

•                                          If the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security.

•                                          If the conversion/exercise price per share is not set at a fixed price and is set instead at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date.

•                                          The total possible shares to be received under the particular securities, assuming complete conversion/exercise.

•                                          The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of sale of that other security and the total possible shares to be received.

•                                          The total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of sale of that other security and the total possible number of underlying securities.

•                                          The total possible discount to the market price as of the date of the sale of that other security calculated by subtracting the total exercise price on the date of sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE:  In response to this comment, the Company included several sentences on page 21 of Amendment No. 1, at the end of the subsection entitled “Dollar Value of Underlying Securities and Potential Profits on Conversion.”  These sentences make clear that there was no conversion or exercise discount on the warrants granted in the January 2007 private placement.

7.                                       Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

•                                          The gross proceeds paid or payable to Liquidmetal in the convertible note transactions.

•                                          All payments that have been made or that may be required to be made by Liquidmetal that are disclosed in response to the second comment immediately above.

•                                          The resulting net proceeds to Liquidmetal.

•                                          The combined total possible profit to be realized as a result of any conversion discounts for the securities underlying the convertible notes and any warrants, options, notes, or other securities of the selling stockholders that is disclosed in response to the third and fourth comments immediately above.

Further, provide us, with a view toward disclosure in the prospectus, disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to the second comment immediately above and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in response to the third comment immediately above divided by the net proceeds to Liquidmetal from the sale of the convertible notes, plus the amount of that resulting percentage averaged over the term of the convertible notes.

RESPONSE:  The Company has added the requested disclosure to Amendment No. 1 in two places:  (i) under the subheading “Net Proceeds from Private Placement of January 2010 Notes,” which can be found on page 23 of Amendment No. 1, and (ii) under the subheading “Comparison of Issuer Proceeds to Potential Investor Profit,” which can be found on page 24 of Amendment No. 1.

8.                                      Provide us, with a view toward disclosure in the prospectus, tabular disclosure comparing:

•                                          The number of shares outstanding before the convertible note transactions that are held by persons other than the selling stockholders, affiliates of Liquidmetal, and affiliates of the selling stockholders.

•                                          The number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements.

•                                          The number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders.

•                                          The number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders.

•                                          The number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE:  The Company has added the requested disclosure to Amendment No. 1 under the subheading “Comparison of Registered Shares to Outstanding Shares,” which can be found on page 25 of Amendment No. 1.

9.                                      Provide us, with a view toward disclosure in the prospectus, this information:

•                                          Whether Liquidmetal has the intention and a reasonable basis to believe that it will have the financial ability to make all payments on the underlying securities.

•                                          Whether, based on information obtained from the selling stockholders, any selling stockholders have an existing short position in Liquidmetal’s common stock and, if any selling stockholders have an existing short position in Liquidmetal’s common stock, the additional information below.

•                                          The date on which any selling stockholders entered into that short position.

•                                          The relationship of the date on which any selling stockholders entered into that short position to the announcement of the January 2007 private placement (for example, before or after the announcement, before or after the registration statement’s filing, etc.).

RESPONSE:  The Company has added the requested disclosure to Amendment No. 1 under the subheading “Other Information” on page 26 of Amendment No. 1.

10.                               Provide us, with a view toward disclosure in the prospectus:

•                     A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between Liquidmetal or any of its predecessors and any selling stockholders, any affiliates of selling stockholders, or any persons or any predecessors of those persons with whom any selling stockholders have a contractual relationship regarding the transaction.  The information should include in reasonable detail a complete description of the rights and obligations of the parties in connection with the sale of the shares of common stock being registered.

•                                          Copies of all agreements between Liquidmetal or any of its predecessors and selling stockholders, any affiliates of selling stockholders, or any persons or any predecessors of those persons with whom selling stockholders have a contractual relationship regarding the transaction in connection with the sale of the shares of common stock being registered.

If Liquidmetal’s view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between, and, or among those parties are included as exhibits to the registration statement, provide us confirmation of Liquidmetal’s view.

RESPONSE:  In addition to the information that had already been disclosed elsewhere in the Registration Statement, additional information regarding the relationships and arrangements between the Company and the selling stockholders has been added under the subheading “Other Information” on page 26 of Amendment No. 1.

11.                               Given that the warrants expire in January 2012, provide us, with a view toward disclosure in the prospectus, a description of the method by which Liquidmetal determined the number of shares that it seeks to register in this registration statement.

RESPONSE:  In Amendment No. 1, the Company is registering a number of shares equal to 33% of the number of shares held by non-affiliates of the Company, which is less than the number of shares underlying the notes and warrants issued to them in the January 2007 private placement by the Company.

Undertakings, page II-22

12.                               Include the Rule 430C undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

RESPONSE:  The Company has added the Rule 430C undertaking to Amendment No. 1.  See Item 17 of Amendment No. 2 beginning on page II-3.

Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing responses or Amendment No. 1.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely

Enclosures